August 26, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko
Karl Hiller

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 27, 2019
File No.: 001-34018

Ladies and Gentlemen:

This letter sets forth the responses of Gran Tierra Energy Inc. (“GTE”, the “Company,” or “we”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated July 30, 2019 (the “Comment Letter”) with respect to GTE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-34018) filed with the Commission on February 27, 2019 and amended on April 16, 2019 (the “2018 Form 10-K”).

For the Staff’s convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and provided our responses below each such comment.

Form 10-K for the Fiscal Year ended December 31, 2018

Business and Properties

Estimated Reserves, page 10

1.	The discussion of probable and possible reserves refers to various circumstances identified in the definitions under Rule 4-10(a)(18) and (a)(17) of Regulation S-X, respectively, under which such reserves may be assigned. Expand your disclosure to further explain the extent to which one or more of the factors you have identified apply to the probable and possible reserves disclosed as of December 31, 2018. Refer to the disclosure requirements in Item 1202(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”), we will expand our disclosure to further explain the extent to which one or more of the factors we have identified apply to the probable and possible reserves disclosed as of the applicable fiscal year end.

900, 520-3 Avenue SW, Calgary, Alberta Canada T2P 0R3, (403) 265-3221

August 26, 2019

With respect to the reserves included in the 2018 Form 10-K, such disclosure would read as follows, with the new text underlined and bold:

Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, we and the independent reserve engineers employed technologies that have been demonstrated to yield results with consistency and repeatability. Estimates of proved reserves are generated through the integration of relevant geological, engineering, and production data, utilizing technologies that have been demonstrated in the field to yield repeatable and consistent results as defined in the SEC regulations. Data used in these integrated assessments included information obtained directly from the subsurface through wellbores, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also included subsurface information obtained through indirect measurements such as seismic data. The tools used to interpret the data included proprietary and commercially available seismic processing software and commercially available reservoir modeling and simulation software. Reservoir parameters from analogous reservoirs were used to increase the quality of and confidence in the reserves estimates when available. The method or combination of methods used to estimate the reserves of each reservoir was based on the unique circumstances of each reservoir and the dataset available at the time of the estimate.

Probable reserves are reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by us. The probable reserves that have been assigned as of December 31, 2018 were based on both the greater percentage of recovery of the hydrocarbons in place than assumed for proved reserves as well as to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain.

August 26, 2019

Possible reserves are reserves that are less certain to be recovered than probable reserves. Estimates of possible reserves are also inherently imprecise. Estimates of probable and possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. The possible reserves that have been assigned as of December 31, 2018 were based on both the greater percentage of recovery of the hydrocarbons in place than assumed for probable reserves as well as to areas of a reservoir adjacent to probable reserves where data control or interpretations of available data are less certain.

2.	Expand your discussion of the uncertainty relating to probable and possible reserves to incorporate appropriate cautionary language indicating estimates of probable and possible reserves (i) are more uncertain than proved reserves, (ii) have not been adjusted for risk attributable to that uncertainty, and (iii) may not be comparable with each other and should not be summed arithmetically with each other or with estimates for proved reserves. Refer to Item 1202(a)(5) of Regulation S-K and the Compliance and Disclosure Interpretation Question 105.01.

Response: In response to the Staff’s comment, we will include in future filings beginning with the 2019 Form 10-K, the following footnote to the table of estimated reserves:

Estimates of probable and possible reserves are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty. Accordingly, estimates of probable and possible reserves are not comparable and have not been, and should not be, summed arithmetically with each other or with estimates of proved reserves.

Additionally, we respectfully direct the Staff to pages 10, 11 and 15 of the 2018 Form 10-K for our current disclosure indicating that probable and possible reserves are more uncertain than proved reserves. We will include this disclosure in future filings.

Proved Undeveloped Reserves, page 11

3.	Expand your disclosure of the changes in the net quantities of proved undeveloped reserves to include an explanation of the material changes related to each line item shown in your reconciliation. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained.

The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

August 26, 2019

This comment also applies to the disclosure provided as part of the Supplementary Data (Unaudited) on page 78 relating to the significant changes in the net quantities of total proved reserves for each line item shown in the reconciliation, other than production, and for each of the periods presented. Refer to FASB ASC 932-235-50-5.

Response: In response to the Staff’s comment, in future filings beginning with our 2019 Form 10-K, we will expand our existing tabular presentation of the categories of changes in the net quantities of proved undeveloped reserves to include a narrative explanation of the material changes related to each line item shown in our reconciliation. For example, the reconciliation table in the 2018 Form 10-K would be accompanied by the following:

Changes in proved undeveloped reserves during the year ended December 31, 2018 shown in the table above primarily resulted from the following significant factors:

Acquisitions. During the year ended December 31, 2018, we added 0.7 MMBOE of proved reserves as a result of acquisitions of the remaining 45% working interest in the PUT-1 Block in the Putumayo Basin and two working interest additions in the VMM-2 Block in the Middle Magdalena Valley Basin.

Conversion to Proved Producing. In 2018, we converted 12.9 MMBOE, or 66%, of 2017 proved undeveloped reserves to developed status. This was based on the drilling of 13 wells in the Acordionero Field, three wells in the Costayaco Field, and one well in the Cumplidor and Juglar fields.

Discoveries and Extensions. Discoveries and extensions added 6.4 MMBOE of 2018 proved undeveloped reserves during the year ended December 31, 2018. Extensions added 5.6 MMBOE, attributed to extensions in the Costayaco, Moqueta, Cumplidor, Ayombero and Acordionero fields. Discoveries added 0.8 MMBOE, attributed to the Pomorroso discovery and the M2 Limestone discovery in the Costayaco Field.

Revisions of previous estimates. During the year ended December 31, 2018, we experienced revisions of 3.5 MMBOE of 2018 proved undeveloped reserves to proved developed reserves, primarily as a result of positive technical revisions based on well performance in the Acordionero Field, offset by negative revisions based on well performance in the Moqueta and Cumplidor sandstone reservoirs, as well as the Costayaco sandstone and A limestone reservoirs.

Also in response to the Staff’s comment, we will include similar information in the Supplementary Data in our annual financial statements.

August 26, 2019

Developed and Undeveloped Acreage, page 12

4.	Expand the disclosure of your acreage to discuss the expiration dates of material amounts of your undeveloped acreage. Refer to the disclosure requirements under Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that, as of December 31, 2018, we did not have any material amount of undeveloped acreage subject to leasehold expiration over the next three years or prior to the expected commercial depletion of such acreage. As a result, we believe that no expanded disclosure is required at this time.

5.	Expand your disclosure to indicate the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage. If there are material quantities of net proved undeveloped reserves relating to such locations, also describe the steps that will be necessary to extend the time to the expiration of such acreage.

Response: We acknowledge the Staff’s comment and note that, as of December 31, 2018, we did not have any proved undeveloped reserves assigned to locations currently scheduled to be drilled after expiration of the related acreage. As a result, we believe that no expanded disclosure is required at this time.

Production, Revenue and Price History, page 12

6.	Expand your disclosure of production and average sales prices, to include for the Costayaco, Moqueta and Acordionero fields, and any other fields that contain 15% or more of your total proved reserves, the net quantities of natural gas production and the related gas sales prices for each of the last three fiscal years. Refer to the disclosure requirements under Item 1204(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully note that we believe our disclosure of production quantities, proved reserves and average sales prices is in compliance with Item 1204(a) of Regulation S-K. No field other than the Costayaco, Moqueta and Acordionero fields contains more than 15% of our total proved reserves. We did not have any commercial natural gas production or sales from these three fields for each of the last three fiscal years, as gas was either reinjected, used in operations, or flared, and, as such, had no assigned natural gas reserves. As a result, we do not believe expanded disclosure is required at this time.

August 26, 2019

7.	Your tabular disclosure of production and price history appears to be limited to information relating specifically to the Costayaco, Moqueta and Acordionero fields. Expand your tabulation to present comparable figures for the total aggregate amounts of production, by final product sold of oil and natural gas, relating to all of your producing assets, for each of the last three fiscal years. Refer to the disclosure requirements under Item 1204(a) of Regulation S-K.

Response: In response to the Staff’s comment, we will revise our tabular disclosure in future filings, beginning with the 2019 Form 10-K, as shown below. We will include a line item for total aggregate amount of production by final product sold relating to all of our producing assets. We note that we did not have any NGL sales or production or natural gas sales in any of the last three fiscal years.

The following table presents oil production, net after royalty, and average sales price and operating expenses per oil production, net after royalty, from each of our Costayaco (“CYC”), Moqueta (“MQT”) and Acordionero (“ACR”) Fields and from all of our properties for the three years ended December 31, 2018:

	Year Ended December 31,
	2018				2017				2016
	CYC	MQT	ACR	Total for All Properties	CYC	MQT	ACR	Total for All Properties	CYC	MQT	ACR	Total for All Properties
Oil, bbl (1)	2,244,497	1,020,673	5,469,072	10,604,197	3,173,659	1,550,344	3,131,577	9,776,533	3,975,842	2,091,361	648,518	8,486,294
Average sales price of oil, per bbl	$58.19	$59.87	$57.64	$58.53	$43.55	$45.05	$43.90	$43.29	$33.52	$32.86	$35.87	$33.00
Operating expenses of oil, per bbl	$22.23	$20.47	$11.22	$10.62	$11.70	$15.27	$10.34	$13.81	$13.71	$10.50	$8.00	$13.99

(1) 100% of product sales were oil.

8.	The tabular presentation of production for the Costayaco, Moqueta and Acordionero fields and the preceding discussion indicates the figures shown in the table include both oil and NGL production. However, footnote 1 to your reconciliation of the changes in total proved reserves on page 34 indicates liquids reserves, and by extension the production figures, for all periods are 100% oil. Revise your disclosure of production on page 12 to reconcile the apparent inconsistency in the description of your liquids production, or tell us why a revision is not necessary.

Response: We acknowledge the Staff’s comment and respectfully note that for each of the years ended December 31, 2018, 2017 and 2016, as disclosed on pages 34 and 78 of the 2018 Form 10-K, our total hydrocarbon production consisted of 100% oil. The information regarding production and sales quantities on pages 11 and 12 of the 2018 Form 10-K comprise oil. In response to the Staff’s comment, in future filings beginning with our 2019 Form 10-K, we will remove references to “NGL’s” and “NGL production” in the tabular presentation (as applicable).

Financial Statements
Supplementary Data (Unaudited), page 77

9.	We note that you have provided a roll-forward of acquisition, exploration and development costs in your tabulation on page 79, including balances reflecting the summation of such costs as of December 31, 2015, 2016, 2017 and 2018. However, the balances that you report do not coincide with the amounts that you report in Note 5 on page 63, which appear to be those you present in conformity with U.S. GAAP.

August 26, 2019

As the disclosure requirements outlined in FASB ASC 932-235-50-17 through 20 include amounts that may or may not be capitalized, and do not encompass DD&A, ceiling-test write-downs, impairments, or other adjustments to capitalized costs, please clarify the nature of the balances that you report.

Please observe the summary nature of this disclosure requirement, without vertical summations or balances in the illustration at FASB ASC 932-235-55-4.

Response: Schedule C of Supplementary Data on page 79 of the 2018 Form 10-K was prepared in accordance with FASB ASC 932-235-50-17 through 20 and includes allocation to proved/unproved assets on acquisitions from external parties and exploration and development costs on existing properties excluding capitalized general and administrative costs, asset retirement obligation, pipeline fill, shared capitalized overhead and corporate assets. During the year ended December 31, 2018, there were no incremental expenditures expensed for GAAP purposes that would meet the disclosure requirements of FASB ASC 932-235-50-18.

The Schedule below illustrates the reconciliation of 2018 additions reported in Schedule C of Supplementary Data on page 79 to 2018 additions reported in Note 5 of the financial statements for the year ended December 31, 2018 not encompassing depletion, depreciation and accretion:

2018 Additions per Schedule C	$376,175
Capitalized General and Administrative costs	26,416
Capitalized Asset Retirement Obligation	2,934
Pipeline fill	2,140
Other assets, net of write offs (computers, software furniture, etc.)	(6,852)
2018 Additions per Note 5	$400,813

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kristine Robidoux at (403) 698-7927 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Ryan Ellson
Ryan Ellson Chief Financial Officer

Cc:	Gary S. Guidry, Gran Tierra Energy Inc.
Kristine Robidoux, Gran Tierra Energy Inc.
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP
Shane Doig, KPMG LLP
Cam Boulton, McDaniel & Associates Consultants Ltd.